Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 14-II dated December 21, 2006	Term Sheet No. 1 to Product Supplement 14-II Registration Statement No. 333-130051 Dated December 21, 2006; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Principal Protected Notes Linked to the S&P 500® Index due December 26, 2008

General

  The notes are designed for investors who believe that the S&P 500® Index will appreciate over the next two years. Investors should be willing to forgo interest and dividend payments as well as any appreciation in the Index that would exceed the Maximum Return of 16.50%, while seeking full principal protection at maturity.
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 26, 2008†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about December 22, 2006†† and are expected to settle on or about December 28, 2006.

Key Terms

Index:	The S&P 500® Index (“SPX”) (the “Index”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero but will not be more than the Maximum Return.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Index Return x the Participation Rate; provided that the Additional Amount will not be less than zero or greater than the Maximum Return. For example, if the Index Return is greater than 16.50%, you will receive the Maximum Return on the notes of 16.50%, which entitles you to a payment at maturity of $1,165.00 for every $1,000 principal amount note.

Maximum Return:	The Maximum Return will be determined on the pricing date and will not be less than $165.00 for each $1,000 principal amount note (or 16.50% x $1,000)
Participation Rate:	At least 100%. The actual Participation Rate will be determined on the pricing date and will not be less than 100%.
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:

The arithmetic average of the Index closing levels on each of the Initial Averaging Dates. Some of the Initial Averaging Dates will occur after the settlement date; as a result, the Initial Index Level will not be determined until after the settlement date.

Ending Index Level:	The arithmetic average of the Index closing levels on each of the Ending Averaging Dates.
Initial Averaging Dates†:

December 22, 2006, December 26, 2006, December 27, 2006, December 28, 2006, December 29, 2006, January 2, 2007, January 3, 2007, January 4, 2007, January 5, 2007, January 8, 2007, January 9, 2007, January 10, 2007, January 11, 2007, January 12, 2007, January 16, 2007, January 17, 2007, January 18, 2007, January 19, 2007 and January 22, 2007

Ending Averaging Dates†:

November 24, 2008, November 25, 2008, November 26, 2008, November 28, 2008, December 1, 2008, December 2, 2008, December 3, 2008, December 4, 2008, December 5, 2008, December 8, 2008, December 9, 2008, December 10, 2008, December 11, 2008, December 12, 2008, December 15, 2008, December 16, 2008, December 17, 2008, December 18, 2008, December 19, 2008 and December 22, 2008

Maturity Date†:	December 26, 2008
CUSIP:
†

Subject to postponement of up to ten (10) business days in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 14-II.

††	The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Selected Purchase Considerations — Taxed as Contingent Payment Debt Instruments.”

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 14-II and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, product supplement no. 14-II and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 14-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	Please see “Supplemental Underwriting Information” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

December 21, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 14-II dated December 21, 2006. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 14-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 14-II dated December 21, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003873/e25871_424b2.htm

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table and graph illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount equal to zero) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -100% to +80% and assumes a Participation Rate of 100% and an Initial Index Level of 1400. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return x Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity

2520	80.00%	16.50%	$165.00	+	$1,000	=	$1,165.00
2380	70.00%	16.50%	$165.00	+	$1,000	=	$1,165.00
2240	60.00%	16.50%	$165.00	+	$1,000	=	$1,165.00
1820	30.00%	16.50%	$165.00	+	$1,000	=	$1,165.00
1680	20.00%	16.50%	$165.00	+	$1,000	=	$1,165.00
1631	16.50%	16.50%	$165.00	+	$1,000	=	$1,165.00
1540	10.00%	10.00%	$100.00	+	$1,000	=	$1,100.00
1470	5.00%	5.00%	$50.00	+	$1,000	=	$1,050.00
1428	2.00%	2.00%	$20.00	+	$1,000	=	$1,020.00
1414	1.00%	1.00%	$10.00	+	$1,000	=	$1,010.00
1400	0.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
1260	-10.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
1120	-20.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
980	-30.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
840	-40.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
700	-50.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
560	-60.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
420	-70.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
280	-80.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
140	-90.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
0	-100.00%	0.00%	$0.00	+	$1,000	=	$1,000.00

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Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1400 to an Ending Index Level of 1470. Because the Ending Index Level of 1470 is greater than the Initial Index Level of 1400 and the Index return of 5% does not exceed the hypothetical Maximum Return of 16.50%, the Additional Amount is equal to $50 and the final payment at maturity is equal to $1,050 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 x [(1470-1400)/1400] x 100%) = $1,050

Example 2: The level of the Index decreases from the Initial Index Level of 1400 to an Ending Index Level of 1120. Because the Ending Index Level of 1120 is lower than the Initial Index Level of 1400, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Index increases from the Initial Index Level of 1400 to an Ending Index Level of 1680. Because the Index Return of 20% multiplied by the hypothetical Participation Rate of 100% is greater than the hypothetical Maximum Return of 16.50%, the Additional Amount is equal to the hypothetical Maximum Return of $165.00 and the final payment at maturity is equal to $1,165.00 per $1,000 principal amount note.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Index Return x the Participation Rate*, provided that this payment (the Additional Amount) will not be less than zero or greater than the Maximum Return of $165.00* per $1,000 principal amount note.
  * The actual Participation Rate and Maximum Return will be determined on the pricing date and will not be less than 100% and $165.00 per $1,000 principal amount note (or 16.50% x $1,000), respectively.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 14-II.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 14-II. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell, that the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” The opinion will be subject to the limitations described in the section entitled “Certain U.S. Federal Income Tax Consequences” in product supplement no. 14-II and will be based on certain factual representations to be received from us on or prior to the pricing date. Assuming this characterization is respected, you will generally be required to recognize interest income in each year at the “comparable yield,” as determined by

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  us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between such purchasers’ basis in the notes and the notes’ adjusted issue price
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide such comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced December 20, 2006 and we had determined the comparable yield on that date, it would have been an annual rate of 5.123%, compounded semi-annually. The actual comparable yield that we will determine for the notes may be more or less than 5.123%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 14-II dated December 21, 2006.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Ending Index Level of the Index is greater than its Initial Index Level for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the pricing date and will not be less than 16.50%.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the stocks composing the Index or contracts related to the Index. If the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero. This will be true even if the value of the Index was higher than the Initial Index Level at some time during the life of the notes but later falls below the Initial Index Level during the latter portion of the term of the notes.
  THE VALUE OF THE INITIAL INDEX LEVEL WILL BE DETERMINED AFTER THE SETTLEMENT DATE OF THE NOTES — The Initial Index Level will be determined based on the arithmetic average of the closing levels of the Index on the Initial Averaging Dates. However, some of the Initial Averaging Dates will occur following the settlement date of the notes; as a result, the Initial Index Level will not be determined, and you will therefore not know the value of such Initial Index Level, until after the settlement date. If there are any increases in the closing levels of the Index on the Initial Averaging Dates that occur after the settlement date and such increases result in the Initial Index Level being higher than the Index closing level on the settlement date, this may establish a higher level that the Index must achieve for you to receive at maturity more than the principal amount of your notes.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., whom we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the

JPMorgan Structured Investments — Principal Protected Notes Linked to the S&P 500® Index	TS-3
  economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.
  THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under “Selected Purchase Considerations — Taxed as Contingent Payment Debt Instruments” above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

Historical Information

The following graph shows the weekly performance of the Index from January 5, 2001 through December 15, 2006. The Index closing level of the S&P 500® Index on December 20, 2006 was 1423.53.

We obtained the Index closing level below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to its accuracy or completeness. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any Initial Averaging Date or Ending Averaging Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $20.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-26 of the accompanying product supplement no. 14-II.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $20.00 per $1,000 principal amount note.

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